Exhibit 99.1
Not for distribution or dissemination in the United States
Scotiabank announces increase to NVCC Preferred Shares Offering
Toronto, September 7, 2016 – The Bank of Nova Scotia ("Scotiabank") (TSX, NYSE: "BNS") today announced that as a result of strong investor demand for its previously announced domestic public offering of Non-cumulative 5-Year Rate Reset Preferred Shares Series 38 (Non-Viability Contingent Capital (NVCC)) (the "Preferred Shares Series 38"), the size of the offering has been increased to 20 million shares. The gross proceeds of the offering will now be $500 million. The offering will be underwritten by a syndicate of investment dealers led by Scotia Capital Inc.

Closing is expected to occur on or after September 16, 2016.  This domestic public offering is part of Scotiabank's ongoing and proactive management of its Tier 1 capital structure. Scotiabank intends to file a prospectus supplement to its July 7, 2016 base shelf prospectus in respect of this issue.
Net proceeds from this transaction will be added to Scotiabank's funds and will be used for general business purposes.
The Preferred Shares Series 38 have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and, subject to certain exceptions, may not be offered, sold, or delivered directly or indirectly, within the United States of America, its territories and possessions or to, or for the account or benefit of, U.S. persons. This release does not constitute an offer to sell or a solicitation to buy the Preferred Shares Series 38 in the United States.

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of $907 billion (as at July 31, 2016), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). Scotiabank distributes the Bank's media releases using Marketwired. For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

For Investor Relations enquiries only:
Jake Lawrence
Investor Relations
Scotiabank
(416) 866-5712
 jake.lawrence@scotiabank.com

For further information:
Christy Bunker
Group Treasury
Scotiabank
(416) 933-7974
christy.bunker@scotiabank.com